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                                                                  EXHIBIT (a)(8)

                       JCPenney            NEWS RELEASE


 FOR IMMEDIATE RELEASE

            JCPENNEY TO ACQUIRE ECKERD CORPORATION FOR $3.3 BILLION

                --Combination of Eckerd and Thrift Will Create
            a $10 Billion Leader in the U.S. Drug Store Industry--

Plano, Texas, November 3, 1996 -- JCPenney Company, Inc. (NYSE: JCP) and Eckerd Corporation (NYSE:ECK) today announced a definitive agreement to combine JCPenney's Thrift and the Eckerd drug store operations through a cash and stock acquisition of Eckerd by JCPenney. The aggregate transaction value, including the assumption of $760 million of Eckerd debt, is $3.3 billion.

The transaction will be effected through a cash tender offer at $35.00 per share for approximately 37.1 million shares, or 50.1%, of Eckerd stock, to be followed by a second-step merger in which Eckerd shareholders will receive
0.6604 of a share of JCPenney stock for each remaining Eckerd share not purchased in the cash tender offer (valued at $35.00 per Eckerd share, based on the price of JCPenney's stock as of the close of trading on November 1,
1996). In conjunction with the transaction, JCPenney's board has authorized a stock repurchase program of up to 15 million of its shares, which will occur prior to the issuance of approximately 24 million JCPenney shares to be issued as part of the second-step merger.

James E. Oesterreicher, Chief Executive Officer of JCPenney Company, said "Our acquisition of Eckerd represents a major strategic step which creates one of the nation's premier drug store businesses. Having been in the drug store business for more than 27 years, it is a business that we know and run well, and that offers an attractive long-term growth platform to complement our strong and growing department store and catalog business, whose outlook remains outstanding."

The planned acquisition would create a combined drug store operation with a leading industry position. After the combination, JCPenney is expected to have


Public Relations J.C. Penney Company, Inc., 6501 Legacy Drive, Plano, Texas
75024
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approximately 2,800 drug stores and approximately 25 million square feet of drug store retail space stretching across the Northeast, Midwest and the Sunbelt, with combined projected fiscal 1997 sales approaching $10 billion.

JCPenney has been a leading player in the consolidating drug store sector over the past eighteen months. This acquisition follows on the acquisition of Kerr Drug Stores in North Carolina in 1995, Fay's in the Northeast in October 1996, and the pending purchase of 200 Rite Aid stores which is projected to be completed in early 1997. With the acquisition of Eckerd, JCPenney's drug store operations will represent about one third of its total sales and will be a significant contributor to the company's earnings.

Mr. Oesterreicher said, "We were particularly attracted to Eckerd because of its impressive record of sales and earnings growth, its excellent geographic fit with Thrift, and its strong presence and brand name recognition in markets with large and growing populations. We anticipate significant synergy from both cost reductions and revenue enhancements. In addition, JCPenney brings merchandising opportunities and operational expertise which we believe will add further value to the front end of the drug store. The effect of the cost savings, combined with the share repurchase, is expected to make the transaction accretive to JCPenney's earnings per share in 1998."

Frank A. Newman, President and Chief Executive Officer of Eckerd, said: "We considered a number of strategic alternatives and the management and Board of Directors of Eckerd unanimously concluded that this transaction with JCPenney is best for Eckerd's shareholders, employees and customers. It is best for our shareholders because they will receive a generous price for their investment in Eckerd and an opportunity to continue to participate in our continuing growth through their investment in JCPenney. Our associates and customers will have the added advantage of benefiting from our alliance with JCPenney, one of America's largest and best known retailers."

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Mr. Newman will become Chief Executive Officer of the combined Thrift and
Eckerd. Mr. Newman will report directly to Mr. Oesterreicher and will become a member of the JCPenney Company Management Committee. A transition team headed by Mr. Newman and including John E. Fesperman, JCPenney Senior Vice President and Chairman of the Board of Thrift, and Robert Hannan, President and Chief Executive Officer of Thrift, has been formed to ensure an orderly integration of the two operations.

The transaction, which has been unanimously approved by the Boards of Directors of JCPenney and Eckerd, is subject to Eckerd shareholder and customary regulatory approvals. It is contemplated that the exchange of shares in the second step of the transaction will be tax-free to Eckerd shareholders. It is expected that both the acquisition and the share repurchase will be completed in early 1997.

CS First Boston acted as financial advisor to JCPenney and Merrill Lynch & Co. was financial advisor to Eckerd.

Eckerd Corporation, a Fortune 500 company, is one of America's largest retail drug chains with sales of over $5.0 billion in 1995. The company operates 1,724 drug stores in 13 states and 542 Eckerd Express Photo labs in eleven states.

JCPenney is America's largest department store, operating approximately 1,250 JCPenney stores in all 50 states, Puerto Rico, Mexico, and Chile. The Company merchandises approximately 116 million square feet of space, the majority of which is in premier shopping malls, more store space than any other U.S. department store. In addition, Company licensees operate smaller JCPenney Collections stores offering JCPenney private brand merchandise to consumers in the Middle East, Indonesia, and the Philippines. The JCPenney Catalog is the No. 1 catalog in sales in the United States. Additional businesses include Thrift Drug; JCPenney insurance companies; and JCPenney National Bank.

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Contact: Duncan Muir
(972)431-1913 (Sunday, November 3, 1996)
(972)431-1329 (Monday, November 4, 1996)

NOTE TO EDITORS: A photo to accompany this story can be retrieved in digital form by media without charge from Wieck Photo DataBase (972)392-0888.


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Store Locations
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                                 2,814 Stores
                        24.9 Million Retail Square Feet



                              [GRAPHIC of a MAP]



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Source:  Directory of Drug Store and HBC Chains, June 1996.

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